Exhibit 2

Media Release

The Westpac Group first quarter 2011 — solid momentum across the business

1Q11 highlights (compared to results for the average of the 3Q and 4Q 2010)(1)

•                  Cash earnings of approximately $1.55 billion, up 5%

•                  Operating income up 2%

•                  Net interest margin of 2.20%, up 3 basis points on 2H10

•                  Expenses lower

•                  Impairment charges lower

•                  Customer deposits increased $8 billion in the quarter

•                  All operating divisions delivered growth in revenue and cash earnings

The Westpac Group today advised that cash earnings, on an unaudited basis for the three months to 31 December 2010, was approximately $1.55 billion.

Chief Executive, Gail Kelly, said the Group’s first quarter performance was a solid start to the year with cash earnings up 5% over the last two quarters of 2010, which averaged $1.47 billion.

The higher 1Q11 result was due to improved operating income, slightly lower expenses and a continuing improvement in impairment charges.

The 1Q11 result was lower than the $1.6 billion cash earnings reported in 1Q10 as that quarter was boosted by high Treasury and Markets income.

“Across the Group underlying momentum is building as our customer focussed strategy begins to deliver.” Mrs Kelly said.  “We are seeing improved customer metrics across our businesses and the earnings trends are solid.  At the same time, we are making excellent progress on the major investments and productivity initiatives we announced in 2010.  The Group’s Strategic Investment Priorities program is progressing to plan, with major milestones being achieved.

“The operating environment is positive, although the recent natural disasters and subdued consumer sentiment are likely to see businesses remaining cautious.  The Group has a leading position in business customer advocacy and satisfaction across divisions, and as a result, we are very well placed to support increased customer activity as sentiment improves.”

Components of earnings

Most of the rise in operating income has been in net interest income due to a solid margin performance, with a net interest margin of 2.20% for 1Q11, up 3 basis points over 2H10.  Average funding costs continued to rise although these were offset by:

•             Benefits from the ongoing focus on mortgage distribution through our proprietary channels;

•             Improved spreads on at call deposits, with a disciplined use of ‘specials’;

•             Repricing of assets to reflect the continuing rise in average funding costs;

(1)         Given the inherent volatility of quarterly numbers, for comparison purposes we have compared 1Q11 earnings to the average of the 3Q10 and 4Q10 earnings results unless otherwise stated.

Westpac Banking Corporation  ABN 33 007 457 141

•             Higher margins in New Zealand principally from the roll-over of lower spread fixed rate mortgages; and

•             A rise in amortisation of establishment fees in the Institutional Bank from the early repayment of some facilities.

The uplift in margins was similar for total reported margins and for margins excluding Treasury and Markets income.

Lending increased 0.3% over the quarter with growth in Australian mortgages offset by institutions and large corporates continuing to pay down debt.  Lending in the Institutional Bank was around $2.5 billion lower over the quarter.

Lending was solid in Westpac RBB with the investment in Westpac Local supporting mortgage growth in line with system.  Small business lending was also higher.

Lending growth in St.George was lower, due principally to the repositioning of the business over 2010 to reduce its reliance on brokers and to reduce its exposure to commercial property.  Despite this, growth in St.George lending has been below expectations and is being addressed.

Other personal lending was up solidly reflecting normal seasonal patterns.

New Zealand lending was relatively flat in a market where system lending has been subdued.

Customer deposits were $8 billion higher in 1Q11 with growth across all segments.  This was a good outcome and the Group was able to retain a significant portion of the relatively high-cost December 2009 12 month term deposits at a lower cost.

Non-interest income was solid, with a strong performance in Wealth despite the impact of higher claims in General Insurance.  FUM and FUA balances were higher from a combination of market moves and continuing good flows into our BT Super for Life and superannuation products.

Markets income was slightly higher than the quarterly average for 2H10.  Treasury earnings were relatively flat.

The productivity program detailed in October 2010 is delivering good results, with all key initiatives on plan.  Use of ‘Six Sigma’ and ‘Lean’ reengineering methodologies is seeing frontline employees spending more time with customers. Notwithstanding further investment, total expenses were a little lower over the quarter compared to the quarterly average for 2H10, with FTE numbers down by around 400.

Impact of recent floods

It is important to note that Westpac General Insurance policies cover all types of floods and, as a result, we have been able to promptly support customers in their time of need.  By providing comprehensive insurance cover and genuinely understanding customer requirements, we are building stronger relationships in Queensland and Victoria, leading to a significant uplift in new sales and market share.

For Westpac, the initial impact of Queensland floods was around $50 million in pre-tax earnings for 1Q11.  This comprised an economic overlay of around $40 million, and General Insurance claims costs of around $10 million.

As the impact of the December quarter floods is more fully assessed, combined with the impact of the Brisbane floods, Victorian floods and cyclone Yasi, insurance claims are expected to increase.  Additional claims costs will be mitigated by the Group’s conservative reinsurance arrangements and are estimated to be an additional $30 million in 2Q11.

From a credit quality perspective, we expect that by the end of March 2011 we will have assessed the impact of natural disasters more fully.  It is anticipated that following this assessment an overall increase in the economic overlay in 1H11 may not be required given other offsetting factors and the Group’s already very strong provisioning cover.

Asset quality

Asset quality has been stable to improving, and this contributed to the impairment charge for the quarter falling to around $280 million, despite the higher economic overlay.  Declines were experienced across all divisions, with St.George and the Institutional Bank experiencing the largest reductions.

Stressed assets to total committed exposures (TCE) declined over the quarter to 3.03%, with most of the decline related to a fall in watchlist and substandard facilities.

With new stress declining, the focus over the quarter continues to be on managing existing stressed exposures.

Through the work-out of existing stress, a smaller number of companies were downgraded to impaired.  Where new stress has emerged, it has principally been in smaller companies and across a diverse industry set.

Other key credit quality metrics include:

•                      The commercial property book continued to reduce, with the proportion of the property portfolio classified as ‘stressed’ declining by over one percentage point during 1Q11;

•                      Mortgage delinquencies were higher, consistent with normal seasonal trends.  Properties in possession were a little lower in December 2010 at 378, down from 383 at September 2010;

•                      Other consumer delinquencies were relatively flat over the quarter;

•                      Total provision balances increased $58 million to $5,119 million; and

•                      Provisioning coverage ratios remain conservative, including the ratio of impairment provisions to impaired loans at 42% and collectively assessed provisions to credit risk weighted assets at 145 basis points.

Capital and funding

Westpac also released its December quarter 2010 Pillar 3 report today, which provides detail on credit quality and capital ratios. Westpac’s Tier 1 capital is strong with a ratio of 9.2% up from 9.1% at September 2010.

Tier 1 capital was boosted by strong organic capital growth partially offset by lower than planned participation in the dividend reinvestment plan for the 2010 final dividend.

Westpac’s common equity ratio at December 2010 was 7.6%, up from 7.5% at September 2010.

Funding quality further improved with good growth in customer deposits and a further $7 billion in term wholesale funding raised in 1Q11 ($9.4 billion year-to-date).  With this positive cash position, the Group has taken the opportunity to manage its maturity profile through the buyback of US$2.1 billion of Government Guaranteed bonds, as well as increasing its liquid assets.

The Group is well positioned to transition to the new Basel III capital and liquidity requirements.

Summary of divisional performance

(Comparisons are based on the average performance for 3Q10 and 4Q10.)

In 1Q11, all operating divisions delivered growth in revenue and cash earnings over the average of 3Q10 and 4Q10.

Westpac Retail & Business Banking had a sound start to the year with good growth in both mortgages and deposits.  Mortgage market share increased 0.4 percentage points over the last 12 months and was unchanged over 1Q11 at 16.5%.  Market share is up from 14.2% in December 2008.  Products per customer continue to rise, referrals are up and banker productivity is increasing.  Higher funding costs continued to impact earnings over the quarter.  The offsetting benefits from the rise in mortgage rates and the roll-over of higher cost term deposits only had an effect later in the quarter.  Impairment charges were marginally lower.

Westpac Institutional Bank earnings were supported by improving margins and a very low impairment charge for the quarter. The business benefitted from its leading position in Transactional Banking and Debt Markets, which helped offset lower volumes.

St.George delivered a better 1Q11 result with higher revenues and a significant reduction in impairment charges.  Margins were well managed over the quarter although lending was lower, reflecting corporates continuing to reduce debt, and slow mortgage growth.  St.George maintained its leading position in net promoter score across key segments.

BT Financial Group has continued its solid performance, capturing a significant portion of system FUA flows over the quarter with continuing strong growth in BT Super for Life customers.  Partially offsetting this improved performance has been a rise in insurance claims associated with the floods.

New Zealand has further improved its performance with higher net interest income over the quarter. The division has good momentum, growing share in mortgages.  This performance, combined with improving margins, assisted returns.  Asset quality is stabilising with impairment charges further declining.

For Further Information
David Lording Westpac Media Relations Ph: 02 8253 3510 Ph: 0419 683 411	Andrew Bowden Westpac Investor Relations Ph: 02 8253 4008 Ph: 0438 284 863

Disclosure regarding forward-looking statements

This media release contains statements that constitute ‘future matters’ within the meaning of Section 728(2) of the Corporations Act 2001 and/or ‘forward- looking statements’ within the meaning of Section 21E of the US Securities Exchange Act of 1934. The forward-looking statements include statements regarding our intent, belief or current expectations with respect to our business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions, financial support to certain borrowers, indicative drivers, forecasted economic indicators and performance metric outcomes.

We use words such as ‘will’, ‘may’, ‘expect’, ‘indicative’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘probability’, ‘risk’, ‘forecast’, ‘likely’, ‘estimate’, ‘anticipate’, ‘believe’, or similar words to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond our control and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us. Should one or more of the risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from the expectations described in this media release. Factors that may impact on the forward-looking statements made include those described in the section entitled ‘Risk factors’ in Westpac’s 2010 Annual Report available at www.westpac.com.au. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events. We are under no obligation, and do not intend, to update any forward-looking statements contained in this media release.